OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response....................10.4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendments No. )*

DataTrak International, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

238134100

(CUSIP Number)

March 5, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1745 (3-98)	Page 1 of 7 pages

CUSIP No. 238134100

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Christopher J. Ryder

________________________________________________________________________________________________________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]

________________________________________________________________________________________________________________________

3.	SEC Use Only

________________________________________________________________________________________________________________________

4.	Citizenship or Place of Organization	U.S.A.

________________________________________________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 329,200
6. Shared Voting Power 302,000
7. Sole Dispositive Power 329,200
8. Shared Dispositive Power 302,000

________________________________________________________________________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	631,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)	5.5%

________________________________________________________________________________________________________________________

12.	Type of Reporting Person (See Instructions)

________________________________________________________________________________________________________________________

IN, HC

________________________________________________________________________________________________________________________

SEC 1745 (3-98)	Page 2 of 7 pages

Item 1.

(a)	Name of Issuer

DataTrak International, Inc.

(b)	Address of Issuer’s Principal Executive Offices

6150 Parkland Boulevard, Mayfield Heights, Ohio 44124

Item 2.

(a)	Name of Person Filing

Christopher J. Ryder (“Filer”)

Filer controls Lucrum Capital, LLC (“IA”) by virtue of Filer's position as a managing member and portfolio manager of IA. IA controls a private investment fund (“Fund”) by virtue of its position as the sole general partner of Fund, who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. As of March 5, 2007, Fund beneficial ownership of 302,000 shares of Common Stock is direct and IA's beneficial ownership of the 302,000 shares the Common Stock beneficially owned by IA is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients, and in each case such ownership does not exceed more than five percent of the outstanding Common Stock.

Filer’s beneficial ownership of 302,000 shares of the aggregate 631,200 shares of Common Stock beneficially owned by Filer is indirect as a result of its control of IA and is shared with the other managing member and portfolio manager of IA. As of March 5, 2007, Filer has direct beneficial ownership of 329,200 shares of the aggregate 631,200 of Common Stock beneficially owned by Filer. The beneficial ownership of Filer is reported because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers by Filer in blocks 6 and 8 above are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Filer to IA referred to above, the answers in blocks 5 and 7 above on the basis of the direct beneficial ownership of 329,200 shares of Common Stock by Filer, and the answer in block 9 above on the basis of the combined direct and indirect beneficial ownership of 631,200 shares of Common Stock by Filer.

(b)	Address of Principal Business office or, if None, Residence

The principal business office for Filer is:

One Sansome Street 39th floor, San Francisco, CA 94104

(c)	Citizenship

US Citizen

(d)	Title of Class Securities

Common

(e)	CUSIP Number

238134100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
(e)	[	]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	[	]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).
(g)	[	]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	[	]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	[	]	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.	Ownership

Common Stock:

(a)	Amount Beneficially Owned:	629,200
(b)	Percent of Class:	5.5%
(c)	Number of shares as to which the joint filers have:
(i)	sole power to vote or to direct the vote:	329,200
(ii)	shared power to vote or to direct the vote:	302,000
(iii)	sole power to dispose or to direct the disposition of: 329,200
(iv)	shared power to dispose of or to direct the disposition of: 302,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
n/a
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit A

Item 8.	Identification and Classification of Members of the Group.

n/a

Item 9.	Notice of Dissolution of Group.

n/a

Item 10.	Certification:
(b)	The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Date: March [12], 2007

Christopher J. Ryder

/s/ Christopher J. Ryder

Signature

Christopher J. Ryder

EXHIBIT A

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Identification of Subsidiary: Lucrum Capital, LLC